Goldman Sachs & Co. LLC

200 West Street,

New York, New York 10282

September 28, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Julia Griffith

Re:	dMY Technology Group, Inc. VI

Registration Statement on Form S-1

Registration File No. 333-257379

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of dMY Technology Group, Inc. VI (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on September 30, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cleary Gottlieb Steen & Hamilton LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the preliminary prospectus included in the above-named Registration Statement, as amended, (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

By:	Goldman Sachs & Co. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]